EXHIBIT 4(g)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                751 BROAD STREET
                            NEWARK, NEW JERSEY 07102

                  HIGHEST ANNIVERSARY VALUE DEATH BENEFIT RIDER

This Rider is made part of your Annuity. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. The benefit provided pursuant to the terms of this Rider is a "Highest Anniversary Value Death Benefit."

Effective Date: The Effective Date of this Rider is shown in the Schedule Supplement.

Death Benefit: The Death Benefit of the Annuity equals the greater of (a) and
(b), where:

(a) is the "Highest Anniversary Value," defined below, less any applicable Credits; and

(b) is the description of how the death benefit is determined as described in the Annuity.

Highest Anniversary Value: If the Effective Date of the Rider is the Issue Date of your Annuity, then the Highest Anniversary Value is initially equal to the sum of all Purchase Payments made on the Issue Date, plus any Credits allocated to your Account Value in relation to such Purchase Payments. If the Effective Date of the Rider is after the Issue Date of your Annuity, the Highest Anniversary Value is initially equal to the Unadjusted Account Value on the Effective Date of the Rider.

The Highest Anniversary Value is increased by the sum of any Purchase Payments plus any Credits allocated to your Account Value in relation to such Purchase Payments, and is reduced by any Proportional Reductions due to withdrawals. On each Anniversary of the Effective Date of the Rider up to and including the earlier of the decedent's date of death and the Rider Death Benefit Target Date, if applicable, the Highest Anniversary Value is compared to the Unadjusted Account Value. If the Unadjusted Account Value is greater than the Highest Anniversary Value, the Highest Anniversary Value is increased to equal the Unadjusted Account Value.

The frequency of each Anniversary is shown in the Schedule Supplement.

Other Death Benefit Provisions: The provisions applicable to the death benefit described in your Annuity regarding eligibility, limits of applicability, including any suspension period due to a change in any designation, modes of payment to Beneficiaries or any other provision regarding the death benefit other than the method of calculation of the death benefit continue to apply unless specifically indicated otherwise in this Rider.

Definitions:

     "Purchase Payments", for purposes of calculating the benefit offered under this Rider, is defined as the amount of Purchase Payments we receive less any applicable charge applied to such Purchase Payments, prior to the application of such Purchase Payments to your Account Value.

     "Credits" are amounts we may allocate to your Account Value in relation to Purchase Payments.

     "Unadjusted Account Value" is the Account Value prior to the application of any market value adjustment.

     The "Rider Death Benefit Target Date" is shown in the Schedule Supplement.

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     A "Proportional Reduction" is a reduction caused by a withdrawal that reduces the value by a proportion equal to the ratio of the amount of the applicable withdrawal to the Account Value as of the date of the withdrawal but prior to the withdrawal.

Withdrawals: Withdrawals reflect any assessment of applicable contingent deferred sales charge or other charge applicable upon a withdrawal, as well as any applicable market value adjustment. Withdrawals result in a Proportional Reduction to the Highest Anniversary Value.

Charge for the Rider: The charge is applied against the daily total value of that portion of Account Value attributable to, and maintained for, each Sub-account in the Annuity of which this Rider is made part. The charge is assessed each day at the daily equivalent of the rate shown in the Schedule Supplement.

Your charge may depend on any other optional benefits you elect, and the combined risk we incur in offering those specific benefits. Should you elect to terminate one of the other optional benefits that we took into consideration in determining your charges, we may increase your charge to that then applicable to new annuity purchasers of the same class of Annuities with the same optional benefits.

The charge is assessed until we receive due proof of the decedent's death in Good Order, or the Rider terminates for any of the reasons cited in "Termination of this Rider" below. There is no charge after the Annuity Date.

Investment Limitations: As part of the consideration for the benefit provided by this Rider, we may limit the investment options in which you may allocate Account Value, require that you invest in only certain investment options or require that you maintain all or a portion of your Account Value in accordance with an asset allocation model. At any time until this Rider is terminated, these requirements may be implemented, suspended or changed. This includes changing prohibited investment options, changing required investment options or changing the required limitation between one type of investment limitation and another. Any limitations are stated in the Supplemental Application for this benefit and will prevail without change until the next Annuity Anniversary at which the Highest Anniversary Value is increased to equal the Unadjusted Account Value. We reserve the right to change the investment limitations applicable to your Annuity on the next Anniversary on which the Highest Anniversary Value is increased to equal the Unadjusted Account Value. Any changes in investment limitations will first be approved by the Superintendent of Insurance. Any transfers resulting from our implementing or changing any investment limitations will not be counted in determining the number of free transfers made during an Annuity Year.

Termination of this Rider: Termination of this Rider is subject to the following rules:

A. Elective Termination: Whether you may elect to terminate this Rider, and, if applicable, when you may terminate this Rider is shown in the Schedule Supplement. We may require you to submit this Rider and the Schedule Supplement to us at our Office before we agree to terminate the benefit.

     B. Termination due to Death: This Rider terminates automatically as of the date the Annuity's death benefit is payable, unless the Annuity is continued by a spouse Beneficiary.

     C. Termination due to Owner/Annuitant Change: This Rider terminates automatically if you designate a new Owner or Annuitant such that the new Owner or Annuitant is older than the age for which we would then issue this benefit as of the effective date of such a change.

     D. Termination Resulting from the Start of Annuity Payments: This Rider terminates automatically as of the date we transfer all Account Value in order to begin annuity payments in accordance with the terms of your Annuity.

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     E.   Termination upon Surrender: This Rider terminates upon surrender of the Annuity to which it is made a part.


                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                             /s/ CLIFFORD E. KIRSCH
                      [__________________________________]
                                    Secretary